Exhibit 99.2
Unaudited fiscal 2011 IFRS supplementary financial information
Conventions used in this report
In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “the Company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.
Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Consolidated financial data
Until March 31, 2011, WNS prepared its financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP). With effect from April 1, 2011, the Company adopted the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by International Accounting Standards Board (“IASB”).
This report presents the following unaudited IFRS information of the Company:
•	Condensed consolidated statements of financial position as at April 1, 2010 and March 31, 2011;
•	Condensed statements of income for the four quarters of fiscal 2011 and the year ended March 31, 2011;
•	Condensed consolidated statements of comprehensive income (loss) for the four quarters of fiscal 2011 and the year ended March 31, 2011;
•	Condensed consolidated statement of equity for the year ended March 31, 2011;
•	Condensed statements of cash flow for the period from April 1, 2010 to June 30, 2010, September 30, 2010, December 31, 2010 and March 31, 2011; and
•	Summary of significant accounting policies.
These have been prepared in accordance with the principles of IFRS as issued by IASB, as in effect as at June 30, 2011. To the extent that IASB issues any amendments or any new standards, there may be differences between IFRS applied to prepare these financials and those applied in the Company’s quarterly reports and its annual financial statements for the year ended March 31, 2011 that will be included as comparative financial information for the Company’s quarterly and annual financial statements for fiscal 2012.
The accompanying consolidated financial data were authorized for issue by our Audit Committee on July 13, 2011.
As the financial statements till March 31, 2011 were prepared in accordance with US GAAP, US GAAP is now considered as “Previous GAAP” for purposes of IFRS 1- First Time Adoption of International Financial Reporting Standards.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited, amounts in thousands, except share and per share data)

	As at	As at
	March 31,	April 1,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$27,090	$32,311
Bank deposits and marketable securities	12	45
Trade receivables	78,586	44,821
Unbilled revenue	30,837	40,892
Funds held for clients	8,799	11,372
Current tax assets	8,502	5,602
Derivative assets	11,182	22,808
Prepayments and other current assets	16,447	16,694

Total current assets	181,455	174,545

Non-current assets:
Investments	2	—
Goodwill	93,533	90,662
Intangible assets	156,587	188,079
Property and equipment	47,178	48,547
Derivative assets	2,282	8,375
Deferred tax assets	33,518	25,200
Other non-current assets	8,040	8,611

Total non-current assets	341,140	369,474

TOTAL ASSETS	$522,595	$544,019

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$43,748	$27,900
Provisions	32,933	43,390
Derivative liabilities	9,963	17,597
Pension and other employee obligations	31,029	31,023
Short term line of credit	14,593	—
Current portion of long term debt	49,392	39,567
Deferred revenue	6,962	4,891
Income taxes payable	3,088	2,550
Other liabilities	4,126	8,745

Total current liabilities	195,834	175,663

Non-current liabilities:
Derivative liabilities	431	7,600
Pension and other employee obligations	4,485	4,286
Long term debt	42,889	94,658
Deferred revenue	5,976	3,515
Other non-current liabilities	2,978	3,727
Deferred tax liabilities	5,146	8,226

Total non-current liabilities	61,905	122,012

TOTAL LIABILITIES	257,739	297,675

Shareholders’ equity:
Share capital (ordinary shares 0.16 (10 pence) par value, authorized 50,000,000 shares; issued and outstanding: 44,443,726 and 43,743,953 shares, respectively)	6,955	6,848
Share premium	211,430	206,968
Retained earnings	46,589	28,676
Other components of equity	(118)	3,852

Total shareholders’ equity	264,856	246,344

TOTAL LIABILITIES AND EQUITY	$522,595	$544,019

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, amounts in thousands, except shares and per share data)

	Three months ended				Year ended
	June 30,	September 30,	December 31,	March 31,	March 31,
	2010	2010	2010	2011	2011
Revenue	$149,964	$154,159	$152,651	$159,477	$616,251
Cost of revenue	122,740	120,396	121,100	125,785	490,021

Gross profit	27,224	33,763	31,551	33,692	126,230
Operating expenses:
Selling and marketing expenses	5,055	6,385	6,131	5,883	23,454

General and administrative expenses	14,107	12,985	14,004	15,267	56,363
Foreign exchange gains	(3,034)	(1,632)	(6,173)	(4,284)	(15,123)
Amortization of intangible assets	7,980	7,922	7,951	7,957	31,810

Operating profit	3,116	8,103	9,638	8,869	29,726
Other income, net	(175)	(166)	(272)	(512)	(1,125)
Finance expense	7,544	1,542	1,180	1,180	11,446

Profit (loss) before income taxes	(4,253)	6,727	8,730	8,201	19,405
Provision (benefit) for income taxes	1,582	742	(234)	(598)	1,492

Profit (loss)	$(5,835)	$5,985	$8,964	$8,799	$17,913

Earnings per share of ordinary share
Basic	$(0.13)	$0.14	$0.20	$0.20	$0.40
Diluted	$(0.13)	$0.13	$0.20	$0.19	$0.40
Basic weighted average ordinary shares outstanding	43,979,924	44,253,774	44,381,410	44,428,424	44,260,713
Diluted weighted average ordinary shares outstanding	43,979,924	45,135,780	45,320,272	45,358,900	45,232,413

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, amounts in thousands)

	Three months ended				Year ended
	June 30,	September 30,	December 31,	March 31,	March 31,
	2010	2010	2010	2011	2011

Profit (loss)	$5,835	$5,984	$8,964	$8,799	$17,913

Other comprehensive income (loss), net of taxes
Pension adjustment	13	69	372	243	697
Changes in fair value of cash flow hedges
Current year gains (losses)	(3,436)	132	3,294	381	372
Reclassification to profit (loss)	930	(3,379)	(4,785)	(5,109)	(12,344)
Foreign currency translation	(4,913)	9,469	(803)	3,553	7,306

Total other comprehensive income (loss), net of taxes	(7,406)	6,291	(1,922)	(932)	(3,969)

Total comprehensive income (loss)	$(13,241)	$12,275	$7,042	$7,868	$13,944

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENT OF EQUITY
(Unaudited, amounts in thousands)

					Other components of equity
					Foreign
	Share capital				currency	Cash flow		Total
		Par	Share	Retained	translation	hedging	Pension	shareholders’
	Number	Value	premium	earnings	reserve	reserve	adjustments	equity
Balance as at April 1, 2010 as per Previous GAAP	43,743,953	$6,848	$203,531	$50,797	$(11,534)	$4,415	$(454)	$253,603
Effect of transition to IFRS	—	—	3,437	(22,121)	(44)	11,015	454	(7,259)
Balance as at April 1, 2010 as per IFRS	43,743,953	6,848	206,968	28,676	(11,578)	15,430	—	246,344
Shares issued for exercised options and restricted share units (“RSUs”)	699,773	107	672	—	—	—	—	779
Share-based compensation	—	—	3,220	—				3,220
Excess tax benefits from exercise of share-based options and RSUs	—	—	570	—	—	—	—	570
Profit	—	—	—	17,913				17,913
Other comprehensive income, net of tax	—	—	—	—	7,305	(11,972)	697	(3,970)

Balance as at March 31, 2011	44,443,726	$6,955	$211,430	$46,589	$(4,273)	$3,458	$697	$264,856

WNS (HOLDINGS) LIMITED
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited, amounts in thousands)

	For the period from April 1, 2010 to
	June 30,	September 30,	December 31,	March 31,
	2010	2010	2010	2011
Cash flows from operating activities
Cash generated from operations	$9,976	$18,096	$36,171	$57,732
Interest paid	(2,646)	(5,152)	(6,754)	(8,327)
Interest received	36	82	102	112
Income tax paid	(2,851)	(4,045)	(8,353)	(13,711)

Net cash provided by operating activities	4,515	8,981	21,166	35,806

Cash flows from investing activities
Contingent earn-out payment	—	(494)	(494)	(494)
Subscription of shares in a non-profit organization	—	—	—	(2)
Purchase of property and equipment	(2,750)	(6,779)	(10,476)	(15,263)
Proceeds from sale of property and equipment, net	55	158	219	309
Marketable securities and deposits sold (purchased), net	(7)	34	34	34

Net cash used in investing activities	(2,702)	(7,081)	(10,717)	(15,416)

Cash flows from financing activities
Proceeds from exercise of stock options	447	714	767	779
Excess tax benefits from share based compensation	749	313	336	569
Proceeds from long term debt	—	64,895	64,895	64,895
Repayment of long term debt	—	(87,750)	(87,750)	(107,750)
Payment of debt issuance cost	(534)	(890)	(1,071)	(1,093)
Proceeds from short term borrowings, net of repayments	6,104	10,631	8,000	13,608

Net cash provided by (used in) financing activities	6,766	(12,087)	(14,823)	(28,992)

Exchange difference on cash and cash equivalents	(2,060)	2,524	2,294	3,381
Net change in cash and cash equivalents	6,519	(7,663)	(2,080)	(5,221)
Cash and cash equivalents at the beginning of period	32,311	32,311	32,311	32,311

Cash and cash equivalents at the end of the period	$38,830	$24,648	$30,231	$27,090

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
1.	Summary of significant accounting policies
a.	Basis of preparation
These condensed supplementary financial information are covered by IFRS 1, “First time adoption of IFRS”, as they are part of the period covered by the Company’s first IFRS financial statements for the fiscal year ending March 31, 2012 and are prepared in accordance with the recognition and measurement principles of International Accounting Standard (IAS) 34, “Interim financial reporting”.
The Company has adopted all IFRS standards and the adoption was carried out in accordance with IFRS 1. The transition was carried out from accounting principles generally accepted in the United States of America (“US GAAP”) which is considered as the Previous GAAP. An explanation of the effect of the transition from Previous GAAP to IFRS on the Company’s equity and profit is provided in note 1 w.
Accounting policies have been applied consistently to all periods presented in the consolidated financial statements including the preparation of the IFRS opening statement of financial position as at April 1, 2010 (“Transition Date”) for the purpose of the transition to IFRS and as required by IFRS 1.
b.	Basis of measurement
The condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-
a.	Derivative financial instruments: and
b.	Share based payment transactions.
c.	Use of estimates and judgments
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the condensed consolidated financial statements is included in the following notes:

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
i.	Revenue recognition:

The Company has, in limited instances, minimum commitment arrangements, wherein the service contracts provide for a minimum revenue commitment on a cumulative basis over multiple years, stated in terms of annual minimum amounts. However, when the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in subsequent years, the Company recognizes deferred revenue for the shortfall which has been invoiced and received. To the extent the Company has sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recognized as revenue in that period.

Key factors that are used to determine whether the Company has sufficient experience include:
•	the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and the Company;

•	the length of time for which the Company has such historical experience;

•	future volume expected based on projections received from the client; and

•	the Company’s internal expectations of the ongoing volume with the client.
Otherwise the deferred revenue will remain until such time the Company concludes that it will not receive revenue in excess of the minimum commitment.

For certain agreements, the Company has retroactive discounts related to meeting agreed volumes. In such situations, the Company records revenue at the discounted rate, although the Company initially bill at the higher rate, unless the Company can determine that the agreed volumes will not be met, based on the factors discussed above.

The Company provides automobile claims handling services, wherein the Company enters into contracts with its clients to process all their claims over the contract period, where the fees are determined either on a per claim basis or is a fixed payment for the contract period. Where the contracts are on a per claim basis, the Company invoices the client at the inception of the claim process. The Company estimates the processing period for the claims and recognizes revenue over the estimated processing period. This processing period generally ranges between one to two months. The processing time may be greater for new clients and the estimated service period is adjusted accordingly. The processing period is estimated based on historical experience and other relevant factors, if any.

ii.	Allowance for doubtful accounts:

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and levels of payments received and necessitate a change in estimated losses.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
iii.	Income taxes:

The major tax jurisdictions for the Company are India, United Kingdom and the United States of America, though the Company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. The recognition of taxes that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

iv.	Deferred taxes:

The assessment of the probability of future taxable profit in which deferred tax assets can be utilized is based on the Company’s latest approved budget forecast, which is adjusted for significant non-taxable profit and expenses and specific limits to the use of any unused tax loss or credit. The tax rules in the numerous jurisdictions in which the Company operates are also carefully taken into consideration. If a positive forecast of taxable profit indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

v.	Impairment:

An impairment loss is recognized for the amount by which an asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future operating results. These assumptions relate to future events and circumstances. The actual results may vary, and may cause significant adjustments to the Company’s assets within the next financial year.

In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors.

vi.	Valuation of derivative financial instrument:

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
vii.	Accounting for defined benefit plans:

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include expected return on plan assets, discount rate assumptions and rate of future compensation increases. To estimate these factors, actuarial consultants also use estimates such as withdrawal, turnover, and mortality rates which require significant judgment. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

viii.	Business combination:

In accounting for business combination, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired and liabilities assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Any subsequent change in these estimates would affect the amount of goodwill if the change qualifies as a measurement period adjustment. Any other change would be recognized in the statement of income in the subsequent period.

ix.	Other estimates:

The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
d.	Basis of consolidation

The Company consolidates entities which it owns or controls. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

i)	Business Combinations

Business combinations consummated subsequent to the Transition Date are accounted for using the acquisition method under the provisions of IFRS 3 (Revised), “Business Combinations”.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable tangible and intangible assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

Transaction costs that the Company incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed as incurred.

ii)	Transactions with noncontrolling interest

In April 2008, the Company formed a joint venture, WNS Philippines, with Advanced Contact Solutions, Inc. (“ACS”) in the Philippines. ACS has assigned its rights and obligations under the joint venture agreement in favor of its holding company Paxys Inc. Philippines (“Paxys”).This joint venture is majority owned by the Company (65%) and the balance by Paxys. Pursuant to the joint venture agreement, the Company has a call option to acquire from Paxys the remaining shares owned by Paxys and Paxys has a put option to sell all of its shareholding in the joint venture to the Company, upon the occurrence of certain conditions, as set forth in the joint venture agreement, or after August 6, 2012.

In accordance with IAS 32, “Financial Instruments: Presentation”, the Company has derecognized noncontrolling interest since the Company always had the risk and rewards for the ownership of the joint venture. However, with the existence of put option the company has a contractual obligation to deliver cash and hence it has been classified as a financial liability.

iii)	Transactions eliminated on consolidation

All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
e.	Functional and presentation currency

The condensed consolidated financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which these entities operates (i.e. the functional currency). The condensed consolidated financial statements are presented in US dollars (USD) which is the presentation currency of the Company and has been rounded off to the nearest thousands.

f.	Foreign currency transactions and translation

i)	Transactions in foreign currency

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income. Gains/losses relating to translation or settlement of trading activities are disclosed under foreign exchange gains/losses and translation or settlement of financing activities are disclosed under finance expenses.

ii)	Foreign operations

For the purpose of presenting condensed consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have local functional currency are translated into US dollars using exchange rates prevailing at the reporting date. Income and expense are translated at the average exchange rates for the period. Exchange differences arising, if any, are recorded in equity as part of the Company’s other comprehensive income. Such exchange differences are recognized in the statement of income in the period in which such foreign operations are disposed. Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

iii)	Others

Foreign currency differences arising on the translation or settlement of a financial liability designated and effective as a hedge of a net investment in foreign operations are recognized directly in equity as part of the Company’s other comprehensive income. The amount recognized in equity is transferred to the statement of income, as an adjustment to the profit or loss upon disposal of the related foreign operation.

g.	Financial instruments — initial recognition and subsequent measurement

Financial instruments are classified in the following categories:
•	Non-derivative financial assets comprising loans and receivables and available-for-sale.

•	Non-derivative financial liabilities comprising long term and short term borrowings and trade and other payables.

•	Derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss and fair value through other comprehensive income.

The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
1)	Non derivative financial assets

a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents and other assets.

b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition, these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items, are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to statement of income. These are presented as current assets unless management intends to dispose of the assets after 12 months from the balance sheet date.

2)	Non derivative financial liabilities

All financial liabilities are recognized initially at fair value, except in the case of loans and borrowings which are recognized at fair value net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings.

Trade and other payables maturing later than 12 months after the balance sheet date are presented as non-current liabilities.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the effective interest rate method amortization process.

3)	Derivative financial instruments and hedge accounting

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency. The Company limits the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counter party is a bank. The Company holds derivative financial instruments such as foreign exchange forward and option contracts and interest rate swaps to hedge certain foreign currency and interest rate exposures.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
Cash flow hedges

The Company recognizes derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation.

For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income (loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffectiveness portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded as gains / losses, net in the statement of income. Gains/losses on cash flow hedges on intercompany forecasted revenue transactions are recorded in foreign exchange gains/losses and cash flow hedge on interest rate swaps are recorded in finance expense. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

4)	Offsetting of financial instruments

Financial assets and financial liabilities are offset against each other and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

5)	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit risk, foreign exchange rates, and forward and spot prices for currencies.

6)	Impairment of financial assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

a)	Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the statement of income.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
b)	Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the statement of income upon impairment.

h.	Equity and share capital

a)	Share capital and share premium

The Company has only one class of equity shares. The authorized share capital of the Company is 50,000,000 equity shares, par value $0.16 (10 pence) per share. Par value of the equity share is recorded as the share capital and the amount received in excess of par value is classified as share premium. Share based payment charge and excess tax benefit related to share option exercises is recorded in share premium.

b)	Retained earnings

Retained earnings comprise the Company’s undistributed earnings after taxes.

c)	Other components of equity

Other components of equity consists of the following:

Cash flow hedging reserve

Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized net of taxes.

Foreign currency translation reserve

Foreign currency translation consists of the exchange difference arising from the translation of financial statement of foreign subsidiaries, changes in fair value of the derivative hedging instruments and gains / losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations.

Other reserve

This reserve represents cumulative actuarial gain and losses recognized on defined benefits plans.

i.	Bank deposits and marketable securities

Bank deposits consist of term deposits with an original maturity of more than three months. The Company’s marketable securities represent highly liquid investments and are acquired principally for the purpose of generating a profit from short-term fluctuation in prices. All purchases and sales of such investments are recognized on the trade date. Investments are initially measured at cost, which is the fair value of the consideration paid, including transaction costs. All marketable securities are classified and accounted as trading investments and accordingly, reported at fair value, with changes in fair value recognized in the consolidated statement of income. Interest and dividend income is recognized when earned.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
j.	Funds held for clients

Some of the Company’s agreements in the Auto Claims handling services allow the Company to temporarily hold funds on behalf of the client. The funds are segregated from the Company’s funds and there is usually a short period of time between when the Company receives these funds from the client and when the payments are made on their behalf.

k.	Property and equipment

Property and equipment are stated at historical cost, except for certain items of furniture, fixture and office equipment and leasehold improvements for which fair value as of the Transition Date is taken as its deemed cost (see note v a) 2), and depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset description	Asset life (in years)
Buildings	20
Computers and software	3-4
Furniture, fixtures and office equipment	4-5
Vehicles	3
Leasehold improvements	Lesser of estimated useful life or lease term

Assets acquired under capital leases are capitalized as assets by the Company at the lower of the fair value of the leased property or the present value of the related lease payments or where applicable, the estimated fair value of such assets. Assets under capital leases and leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the assets. Where the fair valuation of an asset on the Transition Date is taken as the deemed cost, the depreciation is calculated over its estimated remaining useful life.

Advances paid towards the acquisition of property and equipment and the cost of property and equipment not put to use before the balance sheet date are disclosed under the caption capital work-in-progress.

Property and equipment are reviewed for impairment, if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the property and equipment to the estimated future undiscounted net cash flows expected to be generated by the property and equipment. If estimated future undiscounted cash flows are less than the carrying amount of the property and equipment, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the property and equipment to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The fair value is determined based on valuation techniques such as discounted cash flows or comparison to fair values of similar assets.

l.	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combination for the purpose of impairment testing. Goodwill is tested, at the cash-generating unit (or group of cash generating units) level, for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill is not reversed. See further, discussion on impairment testing under “Impairment of intangible assets and goodwill” below.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
m.	Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired in a business combination are recorded at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise. See further, discussion on impairment testing under “Impairment of intangible assets and goodwill” below.

The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets:

Weighted average
amortization period
Asset description	(in months)
Customer contracts	100
Customer relationship	90
Intellectual property rights	36
Leasehold benefits	48
Covenant not-to-compete	48
n.	Impairment of intangible assets and goodwill

Goodwill is not subject to amortization and tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the cash generating unit level which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then, to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis. Intangible assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

o.	Employee benefits
a)	Defined contribution plans
US Savings Plan
Eligible employees of the Company in the United States participate in a savings plan (“the Plan”) under Section 401(k) of the United States Internal Revenue Code (“the Code”). The Plan allows for employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions to the Plan. The Plan provides that the Company can make optional contributions up to the maximum allowable limit under the Code.
UK Pension Scheme
Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately in an independently administered fund. The pension expense represents contributions payable to the fund maintained by the Company.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
Provident Fund
Eligible employees of the Company in India, the Philippines, Sri Lanka and United Kingdom participate in a defined contribution fund in accordance with the regulatory requirements in the respective jurisdictions. Both the employee and the Company contribute an equal amount to the fund which is equal to a specified percentage of the employee’s salary.
The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to income in the year in which they accrue and are included in the consolidated statement of income.
b)	Defined benefit plan
Employees in India, the Philippines and Sri Lanka are entitled to benefits under a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $22,000 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India and AVIVA Life Insurance Company Private Limited (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.
Gratuity liabilities are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively, in accordance with IAS 19, Employee Benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income in the statement of comprehensive income in the period in which they arise.
c)	Compensated absence
The Company’s liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.
p.	Share based payment

The Company accounts for share based compensation expense relating to share-based payments using a fair-value method in accordance with IFRS 2, “Share-based Payments”. Grants issued by the Company vest in graded manner. Under the fair value method, the estimated fair value of awards is charged to income over the requisite service period, which is generally the vesting period of the award, for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company includes a forfeiture estimate in the amount of compensation expense being recognized based on the Company’s estimate of equity instruments that will eventually vest.

q.	Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

r.	Revenue recognition

The Company derives revenue from business process outsourcing (“BPO”) services comprised of back office administration, data management, contact center management and auto claims handling services.

Revenue is recognized to the extent it is probable that the economic benefit will flow to the Company, the amount of revenue can be measured reliably, collection is probable, the cost incurred or to be incurred can be measured reliably. Revenue from rendering services is recognized on an accrual basis when services are performed.

Revenue earned by back office administration, data management and contact center management services

Depending on the terms of the arrangement, revenue from back office administration, data management and contact center management is recognized based on three pricing models — per full-time-equivalent; per transaction; or cost-plus — as follows:

a)	per full-time-equivalent arrangements typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

b)	per transaction arrangements typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed); and

c)	cost-plus arrangements typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Amounts billed or payments received, where revenue recognition criteria have not been met, are recorded as deferred revenue and are recognized as revenue when all the recognition criteria have been met. However, the costs related to the performance of BPO services unrelated to transition services (see discussion below) are recognized in the period in which the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.

The Company has certain minimum commitment arrangements that provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. Where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. When the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in a subsequent year, the Company recognizes deferred revenue for the shortfall which has been invoiced and received. To the extent the Company has sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recorded as revenue in that period. In order to determine whether the Company has sufficient experience, the Company considers several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and the Company, (ii) the length of time for which the Company has such historical experience, (iii) future volume expected based on projections received from the client, and (iv) the Company’s internal expectations of ongoing volume with the client. Otherwise, the deferred revenue will remain until such time when the Company can conclude that it will not receive revenue in excess of the minimum commitment.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

For certain BPO customers, the Company performs transition activities at the outset of entering into a new contract. The Company has determined these transition activities do not meet the criteria using the guidance in International Accounting Standard (“IAS”) 18 “Revenue” (IAS 18), to be accounted for as a separate unit of accounting with stand-alone value separate from the ongoing BPO contract. Accordingly, transition revenue and costs are subsequently recognized ratably over the period in which the BPO services are performed. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period incurred.

Revenue earned by auto claims handling services

Auto claims handling services include claims handling and administration (“Claims Handling”), car hire and arranging for repairs with repair centers across the United Kingdom and the related payment processing for such repairs (“Accident Management”).With respect to Claims Handling, the Company receives either a per-claim fee or a fixed fee. Revenue for per claim fee is recognized over the estimated processing period of the claim, which currently ranges from one to two months, and revenue for fixed fee is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim on behalf of the customer. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.

In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by IAS 18, Illustrative example (“IE”) 21 — “Determining whether an entity is acting as a principal or as an agent”. When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income. Factors considered in determining whether the Company is the principal in the transaction include whether

a)	the Company has the primary responsibility of providing the services,

b)	the Company negotiates labor rates with repair centers,

c)	the Company is responsible for timely and satisfactory completion of repairs, and

d)	the Company bears the risk that the customer may not pay for the services provided (credit risk).

If there are circumstances where the above criteria are not met and therefore the Company is not the principal in providing Accident Management services, amounts received from customers are recognized and presented net of payments to repair centers in the consolidated statement of income. Revenue from Accident Management services is recorded net of the repairer referral fees passed on to customers.

s.	Leases

The Company leases most of its delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses. Rental expenses for operating leases with step rents are recognized on a straight-line basis over the lease term.

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
t.	Income taxes

Income tax comprises current and deferred tax. Income tax expense is recognized in statements of income except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.

a)	Current income tax

Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable profit for the period. The tax rates and tax laws used to compute the amount are those that are enacted by the reporting date and applicable for the period. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously.

b)	Deferred income tax

Deferred income tax is recognized using the balance sheet approach. Deferred income tax assets and liabilities are recognized for all deductible temporary differences arising between the tax bases of assets and liabilities and their carrying amount in financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profits or loss at the time of transaction.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax asset in respect of carry forward of unused tax credits and unused tax losses are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

u.	Earnings per share

Basic earnings per share is computed using the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by considering the impact of the potential issuance of ordinary shares, using the treasury stock method, on the weighted average number of shares outstanding during the period, using the treasury share method for options, except where the results would be anti-dilutive.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
v.	Transition to IFRS
The Company’s consolidated financial statements for the year ending March 31, 2012 will be the first annual consolidated financial statements prepared in compliance with IFRS. Accordingly all interim financial statements during the year ending March 31, 2012 would be prepared in compliance with IFRS.
The adoption of IFRS was carried out in accordance with IFRS 1, using April 1, 2010 as the transition date (the “Transition Date”). IFRS 1 requires that all IFRS standards and interpretations that are effective for the first IFRS consolidated financial statements for the year ending March 31, 2012 be applied consistently and retrospectively for all fiscal years presented.
Until the adoption of IFRS, the financial statements included in the Company’s annual reports on Form 20-F and reports on Form 6-K were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
All applicable IFRS have been applied consistently and retrospectively wherever required. The resulting difference between the carrying amounts of the assets and liabilities in the consolidated financial statements under both IFRS and Previous GAAP as of the Transition Date are recognized directly in equity at the Transition Date.
In preparing these consolidated financial statements, the Company has availed itself of certain exemptions and complied with exceptions in accordance with IFRS 1 as explained below:
a)	Exemptions from retrospective application
The following are the optional exemptions available and elected by the Company;
1.
Business combinations exemption — The Company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3, “Business Combinations” to business combinations consummated prior to the Transition Date, pursuant to which goodwill and other assets acquired under business combinations prior to the Transition Date have been stated at the carrying amount as per Previous GAAP.

2.
Fair value as deemed cost exemption — The Company has applied the exemption as provided in IFRS 1 and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. The Company has chosen to record at fair value items of the following categories of assets, namely furniture and fixtures, equipment and fittings, generators and leasehold improvements, as on the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value was lower than the carrying value. The difference between the carrying value and the fair value has been debited to retained earnings as on the Transition Date. For all other classes of assets where the fair value was greater than the carrying value under this category, those assets have not been restated and Previous GAAP amounts have been considered at cost. For all other asset categories, namely building, computers and software and vehicles, Previous GAAP amounts have been considered at cost.

3.
Employee benefits exemption — The Company has applied the exemption as provided in IFRS 1 relating to application of the corridor approach and to recognize all cumulative actuarial gains and losses up to the Transition Date to retained earnings. Any actuarial gains and losses after the Transition Date would be recognized in other comprehensive income.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
4.
Fair value measurement of financial assets or liabilities at initial recognition — The Company has not applied the amendment offered by the revision of IAS 39, “Financial Instruments: Recognition and Measurement”, on the initial recognition of the financial assets and financial liabilities that are not traded in an active market.

b)	Exceptions from full retrospective application
The following are the exceptions from full retrospective application;
1.
De-recognition of financial assets and liabilities exception — The Company has chosen not to apply the IAS 39 de-recognition criteria to an earlier date. No arrangements were identified that had to be assessed under this exception.

2.
Hedge accounting exception — The Company has followed hedge accounting under Previous GAAP which is aligned to IFRS. Accordingly, this exception of not reflecting in its opening IFRS statement of financial position a hedging relationship of a type that does not qualify for hedge accounting under IAS 39, is not applicable to the Company.

3.
Estimates exception — Upon an assessment of the estimates made under Previous GAAP, the Company has concluded that there was no necessity to revise such estimates under IFRS, except where estimates were required by IFRS and not required by Previous GAAP.

4.	Noncontrolling Interest — The Company does not have noncontrolling interests as per guidance under IFRS. Hence this exception is not applicable to the Company.
w.	Reconciliations

As required under IFRS 1, the Company has prepared the reconciliations of equity and profit and loss account in accordance with IFRS 1 to provide a quantification of the effect of the transition to IFRS from Previous GAAP:

•	equity as at April 1, 2010;

•	equity as at June 30, 2010;

•	equity as at September 30, 2010;

•	equity as at December 31, 2010;

•	equity as at March 31, 2011;

•	profit and comprehensive income for the three months ended June 30, 2010;

•	profit and comprehensive income for the three months ended September 30, 2010;

•	profit and comprehensive income for the three months ended December 31, 2010;

•	profit and comprehensive income for the three months ended March 31, 2011; and

•	profit and comprehensive income for the year ended March 31, 2011

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Reconciliation of equity as at April 1, 2010

		Amount as	Effect of
		per Previous	transition to	Amount as
	Notes	GAAP	IFRS	per IFRS
ASSETS
Current assets:
Cash and cash equivalents		$32,311	$—	$32,311
Bank deposits and marketable securities		45	—	45
Trade receivables		44,821	—	44,821
Unbilled revenue		40,892	—	40,892
Funds held for clients		11,372	—	11,372
Current tax assets		5,602	—	5,602
Derivative assets		22,808	—	22,808
Prepayments and other current assets	1	17,127	(433)	16,694

Total current assets		174,978	(433)	174,545
Goodwill		90,662	—	90,662
Intangible assets		188,079	—	188,079
Property and equipment	2	51,700	(3,153)	48,547
Derivative assets		8,375	—	8,375
Deferred tax assets	3	27,143	(1,943)	25,200
Other non-current assets	1	8,953	(342)	8,611

TOTAL ASSETS		$549,890	$(5,871)	$544,019

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$27,900	$—	$27,900
Provisions	4	42,919	471	43,390
Derivative liabilities		17,597	—	17,597
Pension and other employee obligations	5	30,977	46	31,023
Current portion of long term debt	1	40,000	(433)	39,567
Deferred revenue		4,891	—	4,891
Income taxes payable		2,550	—	2,550
Other liabilities	6	7,069	1,676	8,745

Total current liabilities		173,903	1,760	175,663
Derivative liabilities		7,600	—	7,600
Pension and other employee obligations	5	3,921	365	4,286
Long term debt	1	95,000	(342)	94,658
Deferred revenue		3,515	—	3,515
Other non-current liabilities		3,727	—	3,727
Deferred tax liabilities	3	8,343	(117)	8,226
Redeemable noncontrolling interest	6	278	(278)	—

TOTAL LIABILITIES		296,287	1,388	297,675

Shareholders’ equity:
Share capital		6,848	—	6,848
Share premium	7,8	203,531	3,437	206,968
Retained earnings	2, 3, 4, 5, 6,7,8,9,	50,797	(22,121)	28,676
Other components of equity	3,6,9	(7,573)	11,425	3,852

Total shareholders’ equity		253,603	(7,259)	246,344

TOTAL LIABILITIES AND EQUITY		$549,890	$(5,871)	$544,019

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Notes:

1
Under IFRS, debt is a financial liability recognized initially at fair value adjusted for transaction costs that are directly attributable to the issue of the financial liability and measured subsequently at amortized cost. Accordingly, debt issue costs have been netted off against long term debt. Under Previous GAAP, such debt issue costs were recorded as deferred charges. Due to the netting off of debt issue cost with the carrying amount of long term debt, prepayment and other current assets and other non-current assets are lower by $433 and $342 and current portion and non-current portion of the long term debt are lower by $433 and $342, respectively.

2
The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. For all other assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts. As a result, property and equipment under IFRS is lower by $3,153, with a corresponding impact to retained earnings.

3	Certain deferred tax credits (net) amounting to $1,826 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense in the initial years following the grant of share options amounting to a credit of $1,408;
b) time value of purchased options amounting to a credit of $720;
c) application of substantially enacted tax rates in India amounting to a credit of $203; and
d) deferred tax debit amounting to $505 on account of election of IFRS 1 exemption on the Transition Date relating to selective measurement of items of property and equipment at their fair value.

The above adjustments have an impact on retained earnings and other components of equity.

4
Under IFRS, any contingent consideration payable on the date of acquisition shall be recognized at the fair value on the acquisition date and shall be recognized as a liability. The transition guidance on IFRS 3 requires contingent consideration balances arising from previous business combinations to be accounted as cost of acquisition and adjusted to goodwill, which do not apply to first time adopter of IFRS. However IFRS 1 states that only intangible assets and its’ related deferred tax recognized under Previous GAAP that do not meet the recognition criteria under IFRS be adjusted against goodwill. Under IFRS, the Company has recognized $471 of contingent consideration as liability and the corresponding impact to retained earnings. Under Previous GAAP, such earn out consideration was recorded as an addition to goodwill.

5
Under employee benefits in India, the defined benefit plan provides for a lump-sum payment to eligible employees at retirement, death and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment, subject to a maximum of approximately $8 per employee. In March 2010, the Indian Union Cabinet gave its consent for enhancing the gratuity limit at the time of retirement from $8 to $22 per employee in India. The amendment was subsequently passed in the Parliament on May 2010. As a result of the law being substantially enacted on the Transition Date, the carrying value of employee benefits increased by $255 with a corresponding impact to retained earnings. The impact of the above change was accounted in the first quarter of fiscal 2011 under Previous GAAP.

Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result, the carrying value of employee benefits increased by $156 with a corresponding impact to retained earnings.

The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, the Company has recognized $454 in retained earnings under IFRS with a corresponding debit to other comprehensive income.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

6	Under IFRS the redeemable noncontrolling interest does not exist, since the Company believes that the risk and reward of the joint venture always vested to the Company.

Under IFRS, put option has been classified as a financial liability and valued based on the probability of weighted assessment of possible outcome of the various conditions for put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option amounting to $1,676.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

As a result, under IFRS, the redemption value of redeemable noncontrolling interest of $278 has been reclassed to other liabilities. Further, this liability was increased by $1,398 to record the existing obligation as at the Transition Date with a corresponding debit to retained earnings of $1,354 and a debit of $44 to other components of equity.

7
The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following the grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

Accordingly, the stock compensation expense recognized under IFRS is higher by $2,150 as at the Transition Date in respect of the unvested awards.

8
Under the Indian tax laws, Fringe Benefit Tax (FBT) was imposed on all stock options exercised on or after April 1, 2007. Under this legislation, on exercise of an option or Restricted Share Unit (RSUs), employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The FBT was included as a component of the exercise price while computing the fair value of the grant. In August 2009, the Indian tax laws withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT were recovered for options and RSUs issued to Indian option holders, resulting in a reduction in the exercise price of the options and RSUs. Under Previous GAAP, the charge in FBT was treated as a modification.

Under IFRS, the levy of FBT is accounted as reimbursement under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The grant date fair values of options and RSUs computed under Previous GAAP have been recomputed to remove the effect of FBT component included in the exercise price. As a result of the change in accounting treatment under IFRS, stock compensation expense is higher by $1,287 as on the Transition Date.

9
Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. Consequently under IFRS, the change in accounting treatment resulted in an increase to other components of equity by $11,015 (net of tax) and a corresponding debit to retained earnings.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Reconciliation of equity as at June 30, 2010

		Amount as	Effect of
		per Previous	transition to	Amount as
	Notes	GAAP	IFRS	per IFRS
ASSETS
Current assets:
Cash and cash equivalents		$38,830	$—	$38,830
Bank deposits and marketable securities		50	—	50
Trade receivables		59,167	—	59,167
Unbilled revenue		32,352	—	32,352
Funds held for clients		10,067	—	10,067
Current tax assets		5,387	—	5,387
Derivative assets		16,228	—	16,228
Prepayments and other current assets	1	17,229	(554)	16,675

Total current assets		179,310	(554)	178,756
Goodwill	2	89,308	(471)	88,837
Intangible assets		179,984	—	179,984
Property and equipment	3	47,232	(2,591)	44,641
Derivative assets		5,531	—	5,531
Deferred tax assets	4	28,566	(2,251)	26,315
Other non-current assets	1	8,515	(341)	8,174

TOTAL ASSETS		$538,446	$(6,208)	$532,238

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$30,893	$—	$30,893
Provisions		41,243	—	41,243
Derivative assets		18,697	—	18,697
Pension and other employee obligations	5	23,319	(5)	23,314
Short term line of credit		103	—	103
Current portion of long term debt	1	46,000	(771)	45,229
Short term debt		6,000	—	6,000
Deferred revenue		4,762	—	4,762
Income taxes payable		2,118	—	2,118
Other liabilities	9	6,835	1,528	8,363

Total current liabilities		179,970	752	180,722
Derivative liabilities		4,550	—	4,550
Pension and other employee obligations	5	4,334	51	4,385
Long term debt	1	89,000	(457)	88,543
Deferred revenue		8,544	—	8,544
Other non-current liabilities		3,234	—	3,234
Deferred tax liabilities	4	8,422	(503)	7,919

TOTAL LIABILITIES		298,054	(157)	297,897

Shareholders’ equity:
Share capital		6,904	—	6,904
Share premium	6,7,10	204,604	3,545	208,149
Retained earnings	1,2, 3, 4, 5,6,7,8,9,10	44,688	(21,847)	22,841
Other components of equity	5,8,9	(15,804)	12,251	(3,553)

Total shareholders’ equity		240,392	(6,051)	234,341

TOTAL LIABILITIES AND EQUITY		$538,446	$(6,208)	$532,238

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Notes:

1
Under IFRS, debt is a financial liability recognized initially at fair value adjusted for transaction costs that are directly attributable to the issue of the financial liability and measured subsequently at amortized cost. Accordingly, debt issue costs have been netted off against long term debt. Under Previous GAAP, such debt issue costs were recorded as deferred charges. Due to the netting off of debt issue cost with the carrying amount of long term debt, prepayment and other current assets and other non-current assets are lower by $554 and $341 and current portion and non-current portion of the long term debt are lower by $554 and $341, respectively.

Further, under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the same has been netted off against the long term debt. As a result, under IFRS, the long term debt is lower by $333.

2
Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration would be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized contingent consideration as additional liability and charged to retained earnings on the Transition Date. Consequently, goodwill under IFRS is lower by $471.

3
The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value was lower than the carrying value. For all other classes of assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts. As a result, under IFRS, property and equipment is lower by $2,591, with a corresponding impact to retained earnings.

4	Certain deferred tax credits (net) amounting to $1,748 not recognized under Previous GAAP are now recognized under IFRS due to difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense amounting to a credit of $2,115;
b) time value of purchased options amounting to a credit of $104; and
c) deferred tax debit amounting to $471 on account of selective measurement of items of property and equipment at their fair value.
The above adjustment has an impact on retained earnings and other components of equity.

5
The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, under IFRS, the Company has recognized $454 into retained earnings in its opening statement of financial position as of the Transition Date. The net position as of June 30, 2010 is $433 after adjusting for the actuarial loss recognized under Previous GAAP in the period ended.

The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, under IFRS, the Company has recognized $454 into retained earnings in its opening statement of financial position as of the Transition Date. The net position as of June 30, 2010 is $433 after adjusting for the actuarial loss recognized under Previous GAAP in the period ended.

6
The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following the grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. As a result of a change in accounting treatment under IFRS, share premium is higher by $1,812 on account of higher stock compensation expense.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

7
Under the Indian tax laws FBT was imposed on all stock options exercised on or after April 1, 2007. Under this legislation, on exercise of an option or RSUs, employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The FBT was included as a component of the exercise price while computing the fair value of the grant. In August 2009, the Indian tax laws withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT were recovered for options and RSUs issued to Indian option holders, resulting in a reduction in the exercise price of the options and RSUs. Under Previous GAAP, the change in FBT was treated as a modification.

Under IFRS, the levy of FBT is accounted as reimbursement under IAS 37. The grant date fair values of options and RSUs computed under Previous GAAP have been recomputed to remove the effect of FBT component included in the exercise price. As a result of a change in accounting treatment under IFRS, share premium is higher by $1,174 on account of higher stock compensation expense.

8
Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. Consequently under IFRS, the change in accounting treatment resulted in an increase to other components of equity by $11,292 (net of tax).

9	Under IFRS the redeemable noncontrolling interest does not exist, since the Company believes that the risk and reward of the joint venture always vested to the Company.

Under IFRS, put option has been classified as a financial liability and valued based on the probability of weighted assessment of possible outcome of the various conditions for put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period. As a result, under IFRS, the share of losses on redeemable noncontrolling interest amounting to $111 recorded in other components of equity has been transferred to retained earnings.

10.
Under IFRS, the deferred tax asset on share based compensation is adjusted based on the prevailing share price at each reporting date. Any fluctuation in share price will result in a change in deferred tax. At the time of exercise of options, any excess deferred tax created is recognized as a charge in the statement of income.

Under Previous GAAP, deferred tax asset on share based compensation is calculated at the date of the grant of option. At the time of exercise of option, the shortfall is recorded as a debit to equity to the extent prior excess tax benefits exist.

As a result of the change in accounting treatment under IFRS, the Company has recognized $559 of tax deficiency in statement of income with a corresponding credit to share premium.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Reconciliation of equity as at September 30, 2010

		Amount as	Effect of
		per Previous	transition to	Amount as
	Notes	GAAP	IFRS	per IFRS
ASSETS
Current assets:
Cash and cash equivalents		$24,648	$—	$24,648
Bank deposits and marketable securities		12	—	12
Trade receivables		70,720	—	70,720
Unbilled revenue		32,602	—	32,602
Funds held for clients		1,865	—	1,865
Current tax assets		5,343	—	5,343
Derivative assets		18,352	—	18,352
Prepayments and other current assets	1	18,004	(594)	17,410

Total current assets		171,546	(594)	170,952
Goodwill	2	92,820	(490)	92,330
Intangible assets		172,380	—	172,380
Property and equipment	3	48,982	(2,225)	46,757
Derivative assets		3,361	—	3,361
Deferred tax assets	4	31,650	(2,714)	28,936
Other non-current assets	1	8,760	(337)	8,423

TOTAL ASSETS		$529,499	$(6,360)	$523,139

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$28,901	$—	$28,901
Provisions		41,880	—	41,880
Derivative liabilities		14,250	—	14,250
Pension and other employee obligations	5	26,342	(4)	26,338
Short term line of credit		10,980	—	10,980
Current portion of long term debt	1	40,000	(764)	39,236
Deferred revenue		6,610	—	6,610
Income taxes payable		2,540	—	2,540
Other liabilities	9	5,635	1,696	7,331

Total current liabilities		177,138	928	178,066
Derivative liabilities		3,557	—	3,557
Pension and other employee obligations	5	4,432	221	4,653
Long term debt	1	72,715	(487)	72,228
Deferred revenue		7,474	—	7,474
Other non-current liabilities		2,571	—	2,571
Deferred tax liabilities	4	8,113	(568)	7,545

TOTAL LIABILITIES		276,000	94	276,094

Shareholders’ equity:
Share capital		6,937	—	6,937
Share premium	6,7,10	205,313	3,231	208,544
Retained earnings	1,2, 3, 4, 5,6,7,8,9,10	49,670	(20,844)	28,826
Other components of equity	5,8,9	(8,421)	11,159	2,738

Total shareholders’ equity		253,499	(6,454)	247,045

TOTAL LIABILITIES AND EQUITY		$529,499	$(6,360)	$523,139

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Notes:

1
Under IFRS, debt is a financial liability recognized initially at fair value adjusted for transaction costs that are directly attributable to the issue of the financial liability and measured subsequently at amortized cost. Accordingly, debt issue costs have been netted off against long term debt. Under Previous GAAP, such debt issue costs were recorded as deferred charges. Due to the netting off of debt issue cost with the carrying amount of long term debt, prepayment and other current assets and other non-current assets are lower by $641 and $292 and current portion and non-current portion of the long term debt are lower by $641 and $292 respectively.

Further, under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the same has been netted off against the long term debt. As a result, under IFRS, the long term debt is lower by $320.

Under IFRS, lease deposits have been recorded at fair value, and the resultant difference between the fair value and carrying value is shown as prepaid rent. As a result, under IFRS, prepayment and other current assets have increased by $47 and other non-current assets have reduced by $48.

2
Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration would be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized contingent consideration as additional liability and retained earnings on the Transition Date. Consequently, goodwill under IFRS is lower by $490.

3
The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. For all other classes of assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts. As a result, under IFRS, property and equipment is lower by $2,225, with a corresponding impact to retained earnings.

4	Certain deferred tax credits (net) amounting to $2,146 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense amounting to a credit of $2,015;
b) time value of purchased options amounting to a credit of $597; and
c) deferred tax debit amounting to $466, due to a difference in accounting treatment on account of selective measurement of items of property and equipment at their fair value.

The above adjustment has an impact on retained earnings and other components of equity.

5
Under IFRS the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result, the carrying value of employee benefits increased by $217 with a corresponding impact to retained earnings.

The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, under IFRS, the Company has recognized $645 into retained earnings.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

6
The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following the grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. As a result of the change in accounting treatment under IFRS, share premium is higher by $1,545 on account of higher stock compensation expense.

7
Under the Indian tax laws, FBT was imposed on all stock options exercised on or after April 1, 2007. Under this legislation, on exercise of an option or RSUs, employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The FBT was included as a component of the exercise price while computing the fair value of the grant. In August 2009, the Indian tax laws withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT were recovered for options and RSUs issued to Indian option holders, resulting in a reduction in the exercise price of the options and RSUs. Under Previous GAAP, the change in FBT was treated as a modification.

Under IFRS, the levy of FBT is accounted as reimbursement under IAS 37. The grant date fair values of options and RSUs computed under the Previous GAAP have been recomputed to remove the effect of FBT component included in the exercise price. As a result of the change in accounting treatment under IFRS, share premium is higher by $1,027 on account of higher stock compensation expense.

8
Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. Consequently under IFRS, the change in accounting treatment resulted in an increase to other components of equity by $10,494 (net of tax).

9	Under IFRS the redeemable noncontrolling interest does not exist, since the Company believes that the risk and reward of the joint venture always vested to the Company.

Under IFRS, put option has been classified as a financial liability and valued based on the probability of weighted assessment of possible outcome of the various conditions for put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period. As a result, under IFRS, the share of losses on redeemable noncontrolling interest amounting to $43 recorded in other components of equity has been transferred to retained earnings.

10.
Under IFRS, the deferred tax asset on share based compensation is adjusted based on the prevailing share price at each reporting date. Any fluctuation in share price will result in a change in deferred tax. At the time of exercise of options, any excess deferred tax created is recognized as a charge in the statement of income.

Under Previous GAAP, deferred tax asset on share based compensation is calculated at the date of the grant of option. At the time of exercise of option, the shortfall is recorded as a debit to equity to the extent prior excess tax benefits exist.

As a result of the change in accounting treatment under IFRS, the Company has recognized $659 of tax deficiency in statement of income with a corresponding credit to share premium.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Reconciliation of equity as at December 31, 2010

		Amount as	Effect of
		per Previous	transition to	Amount as
	Notes	GAAP	IFRS	per IFRS
ASSETS
Current assets:
Cash and cash equivalents		$30,231	$—	$30,231
Bank deposits and marketable securities		12	—	12
Trade receivables		79,879	—	79,879
Unbilled revenue		32,625	—	32,625
Funds held for clients		6,026	—	6,026
Current tax assets		6,043	—	6,043
Derivative assets		13,713	—	13,713
Prepayments and other current assets	1	17,098	(306)	16,792

Total current assets		185,627	(306)	185,321
Goodwill	2	92,319	(482)	91,837
Intangible assets		164,368	—	164,368
Property and equipment	3	46,404	(1,775)	44,629
Derivative assets		3,358	—	3,358
Deferred tax assets	4	34,051	(2,123)	31,928
Other non-current assets	1	8,931	(460)	8,471

TOTAL ASSETS		$535,058	$(5,146)	$529,912

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$40,351	$—	$40,351
Provisions		37,760	—	37,760
Derivative liabilities		11,940	—	11,940
Pension and other employee obligations	5	27,404	(5)	27,399
Short term line of credit		8,700	—	8,700
Current portion of long term debt	1	40,000	(709)	39,291
Deferred revenue		6,242	—	6,242
Income taxes payable		2,375	—	2,375
Other liabilities	9	3,972	1,663	5,635

Total current liabilities		178,744	949	179,693
Derivative liabilities		1,491	—	1,491
Pension and other employee obligations	5	4,319	271	4,590
Long term debt	1	72,457	(310)	72,147
Deferred revenue		6,630	—	6,630
Other non-current liabilities		2,675	—	2,675
Deferred tax liabilities	4	7,614	(179)	7,435

TOTAL LIABILITIES		273,930	731	274,661

Shareholders’ equity:
Share capital		6,951	—	6,951
Ordinary shares subscribed		4	—	4
Share premium	6,7,10	206,472	3,218	209,690
Retained earnings	1,2, 3, 4, 5, 6,7,8,9,10	55,353	17,563	37,790
Other components of equity	8,9	(7,652)	8,468	816

Total shareholders’ equity		261,128	(5,877)	255,251

TOTAL LIABILITIES AND EQUITY		$535,058	$(5,146)	$529,912

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Notes:

1
Under IFRS, debt is a financial liability recognised initially at fair value adjusted for transaction costs that are directly attributable to the issue of the financial liability and measured subsequently at amortized cost. Accordingly, debt issue costs have been netted off against long term debt. Under Previous GAAP, such debt issue costs were recorded as deferred charges. Due to the netting off of debt issue cost with the carrying amount of long term debt, prepayment and other current assets and other non-current assets are lower by $592 and $169 and current portion and non-current portion of the long term debt are lower by $592 and $169, respectively.

Further, under Previous GAAP, in connection with the refinancing of the long term debt, the debt issuance cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the same has been netted off against the long term debt. As a result, under IFRS, the long term debt is lower by $258.

Under IFRS, lease deposits have been recorded at fair value, and the resultant difference between the fair value and carrying value is shown as prepaid rent. As a result, under IFRS, prepayment and other current assets have increased by $286 and other non-current assets have reduced by $291.

2
Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration would be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized contingent consideration as additional liability and retained earnings on the Transition Date. Consequently, goodwill under IFRS is lower by $482.

3
The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. For all other classes of assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts. As a result, under IFRS, property and equipment is lower by $1,775, with a corresponding impact to retained earnings.

4	Certain deferred tax credits (net) amounting to $1,944 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense amounting to a credit of $1,188;
b) time value of purchased options amounting to a credit of $1,205; and
c) deferred tax debit amounting to $449 on account of selective measurement of items of property and equipment at their fair value.
The above adjustment has an impact on retained earnings and other components of equity.

5
Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result, the carrying value of employee benefits increased by $266 with a corresponding impact to retained earnings.

The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, under IFRS, the Company has recognized $583 into retained earnings.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

6
The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following the grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. As a result of the change in accounting treatment, under IFRS, share premium is higher by $1,626 on account of higher stock compensation expense.

7
Under the Indian tax laws, FBT was imposed on all stock options exercised on or after April 1, 2007. Under this legislation, on exercise of an option or RSUs, employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The FBT was included as a component of the exercise price while computing the fair value of the grant. In the August 2009, Indian tax laws withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT were recovered for options and RSUs issued to Indian option holders, resulting in a reduction in the exercise price of the options and RSUs. Under Previous GAAP, the charge in FBT was treated as a modification.

Under IFRS, the levy of FBT is accounted as reimbursement right under IAS 37. The grant date fair values of options and RSUs computed under the Previous GAAP have been recomputed to remove the effect of FBT component included in the exercise price. As a result of the change in accounting treatment, under IFRS, share premium is higher by $907 on account of higher stock compensation expense.

8
Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. Consequently under IFRS, the change in accounting treatment resulted in an increase to other components of equity by $7,801 (net of tax).

9	Under IFRS the redeemable noncontrolling interest does not exist, since the Company believes that the risk and reward of the joint venture always vested to the Company.

Under IFRS, put option has been classified as a financial liability and valued based on the probability of weighted assessment of possible outcome of the various conditions for put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period. As a result, under IFRS, the share of losses on redeemable noncontrolling interest amounting to $59 recorded in other components of equity has been transferred to retained earnings.

10.
Under IFRS, the deferred tax asset on share based compensation is adjusted based on the prevailing share price at each reporting date. Any fluctuation in share price will result in a change in deferred tax. At the time of exercise of options, any excess deferred tax created is recognized as a charge in the statement of income.

Under Previous GAAP, deferred tax asset on share based compensation is calculated at the date of the grant of option. At the time of exercise of option, the shortfall is recorded as a debit to equity to the extent prior excess tax benefits exist.

As a result of the change in accounting treatment under IFRS, the Company has recognized $685 of tax deficiency in statement of income with a corresponding credit to share premium.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Reconciliation of equity as at March 31, 2011

		Amount as	Effect of
		per Previous	transition to	Amount as
	Notes	GAAP	IFRS	per IFRS
ASSETS
Current assets:
Cash and cash equivalents		$27,090	$—	$27,090
Bank deposits and marketable securities		12	—	12
Trade receivables		78,586	—	78,586
Unbilled revenue		30,837	—	30,837
Funds held for clients		8,799	—	8,799
Current tax assets		8,502	—	8,502
Derivative assets		11,182	—	11,182
Prepayments and other current assets	1	16,679	(232)	16,447

Total current assets		181,687	(232)	181,455
Investments		2	—	2
Goodwill	2	94,036	(503)	93,533
Intangible assets		156,587	—	156,587
Property and equipment	3	48,592	(1,414)	47,178
Derivative assets		2,282	—	2,282
Deferred tax assets	4	36,820	(3,302)	33,518
Other non-current assets	1	8,413	(373)	8,040

TOTAL ASSETS		$528,419	$(5,824)	$522,595

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$43,748	$—	$43,748
Provisions		32,933	—	32,933
Derivative liabilities		9,963	—	9,963
Pension and other employee obligations	5	31,034	(5)	31,029
Short term line of credit		14,593	—	14,593
Current portion of long term debt	1	50,000	(608)	49,392
Deferred revenue		6,962	—	6,962
Income taxes payable		3,088	—	3,088
Other liabilities	9	2,359	1,767	4,126

Total current liabilities		194,680	1,154	195,834
Derivative liabilities		431	—	431
Pension and other employee obligations	5	4,087	398	4,485
Long term debt	1	43,095	(206)	42,889
Deferred revenue		5,976	—	5,976
Other non-current liabilities		2,978	—	2,978
Deferred tax liabilities	4	5,953	(807)	5,146

TOTAL LIABILITIES		257,200	539	257,739

Shareholders’ equity:
Share capital		6,955	—	6,955
Share premium	6,7,10	208,050	3,380	211,430
Retained earnings	2, 3, 4, 5, 6,7,8,9,10	60,259	(13,670)	46,589
Other components of equity	8,9	(4,045)	3,927	(118)

Total shareholders’ equity		271,219	(6,363)	264,856

TOTAL LIABILITIES AND EQUITY		$528,419	$(5,824)	$522,595

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Notes:

1
Under IFRS, debt is a financial liability recognized initially at fair value adjusted for transaction costs that are directly attributable to the issue of the financial liability and measured subsequently at amortized cost. Accordingly, debt issue costs have been netted off against long term debt. Under Previous GAAP, such debt issue costs were recorded as deferred charges. Due to the netting off of debt issue cost with the carrying amount of long term debt, prepayment and other current assets and other non-current assets are lower by $505 and $90 and current portion and non-current portion of the long term debt are lower by $505 and $90, respectively.

Further, under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the same has been netted off against the long term debt. As a result, under IFRS, the long term debt is lower by $219.

Under IFRS, lease deposits have been recorded at fair value, and the resultant difference between the fair value and carrying value is shown as prepaid rent. As a result, prepayment and other current assets have increased by $273 and other non-current assets have reduced by $283.

2
Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration would be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized contingent consideration as additional liability and retained earnings on the Transition Date. Consequently, goodwill under IFRS is lower by $503.

3
The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value was lower than the carrying value. For all other classes of assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts. As a result, under IFRS, property and equipment is lower by $1,414, with a corresponding impact to retained earnings.

4	Certain deferred tax credits (net) amounting to $2,495 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense amounting to a credit of $1,119;
b) time value of purchased options amounting to a credit of $1,672;
c) application of substantially enacted tax rates amounting to $198; and
d) deferred tax debit amounting to $494 on account of the following:
i) $426 on account of selective measurement of items of property and equipment at its fair value; and
ii) deferred tax created on employee benefits plan in India of $68.
The above adjustment has an impact on retained earnings and other components of equity.

5
Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result, the carrying value of employee benefits increased by $393 with a corresponding impact to retained earnings.

The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, under IFRS, the Company has recognized $425 into retained earnings.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

6
The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following the grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. As a result of the change in accounting treatment under IFRS, share premium is higher by $1,858 on account of higher stock compensation expense.

7
Under the Indian tax laws, FBT was imposed on all stock options exercised on or after April 1, 2007. Under this legislation, on exercise of an option or RSUs, employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The FBT was included as a component of the exercise price while computing the fair value of the grant. In August 2009, Indian tax laws withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT were recovered for options and RSUs issued to Indian optionees, resulting in a reduction in the exercise price of the options and RSUs. Under Previous GAAP, FBT charge was treated as a modification.

Under IFRS, the levy of FBT is accounted as reimbursement under IAS 37. The grant date fair values of options and RSUs computed under the Previous GAAP have been recomputed to remove the effect of FBT component included in the exercise price. As a result of the change in accounting treatment under IFRS, share premium is higher by $782 on account of higher stock compensation expense.

8
Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. Consequently under IFRS, the change in accounting treatment resulted in an increase to other components of equity by $3,613 (net of tax).

9	Under IFRS the redeemable noncontrolling interest does not exist, since the Company believes that the risk and reward of the joint venture always vested to the Company.

Under IFRS, put option has been classified as a financial liability and valued based on the probability of weighted assessment of possible outcome of the various conditions for put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period. As a result, under IFRS, the share of losses on redeemable noncontrolling interest amounting to $53 recorded in other components of equity has been transferred to retained earnings.

10.
Under IFRS, the deferred tax asset on share based compensation is adjusted based on the prevailing share price at each reporting date. Any fluctuation in share price will result in a change in deferred tax. At the time of exercise of options, any excess deferred tax created is recognized as a charge in the statement of income.

Under Previous GAAP, deferred tax asset on share based compensation is calculated at the date of the grant of option. At the time of exercise of option, the shortfall is recorded as a debit to equity to the extent prior excess tax benefits exist.

As a result of the change in accounting treatment under IFRS, the Company has recognized $740 of tax deficiency in statement of income with a corresponding credit to share premium.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Reconciliation of profit (loss) for the three months ended June 30, 2010

	Relevant notes	Amount as	Effect of	Amount
	for	per Previous	transition to	as per		Amount as
	adjustments	GAAP	IFRS	IFRS	Reclassification	per IFRS
Revenue		$149,964	$—	$149,964	$—	$149,964
Cost of revenue	1,2,3	123,227	(487)	122,740	—	122,740
Gross profit		26,737	487	27,224	—	27,224
Operating expenses:
Selling and marketing expenses	1,3	5,164	(109)	5,055	—	5,055
General and administrative expenses	1,3	14,416	(309)	14,107	—	14,107
Foreign exchange gains	7	—	—	—	(3,034)	(3,034)
Amortization of intangible assets		7,980	—	7,980	—	7,980
Operating profit (loss)		(823)	905	82	3,034	3,116
Other expense (income), net	4,7	2,306	(664)	1,642	(1,817)	(175)
Finance expense	7	2,693	—	2,693	4,851	7,544
Profit (loss) before income taxes		(5,822)	1,569	(4,253)	—	(4,253)
Provision for income taxes	5	497	1,085	1,582	—	1,582
Profit (loss) after tax		(6,319)	484	(5,835)	—	(5,835)
Redeemable noncontrolling interest	6	(274)	274	—	—	—

Profit (loss)		$(6,045)	$210	$(5,835)	$—	$(5,835)

Reconciliation of comprehensive income for the three months ended June 30, 2010

	Relevant notes	Amount as	Effect of	Amount
	for	per Previous	transition to	as per		Amount as
	adjustments	GAAP	IFRS	IFRS	Reclassification	per IFRS
Profit (loss)		$(6,319)	$484	$(5,835)	—	$(5,835)

Other comprehensive income for the period, net of taxes
Pension adjustment	8	(189)	202	13	—	13
Changes in fair value of cash flow hedges	9	(2,707)	201	(2,506)	—	(2,506)
Foreign currency translation		(5,403)	490	(4,913)	—	(4,913)

Total other comprehensive (loss) income, net of taxes		(8,299)	893	(7,406)	—	(7,406)

Less: Comprehensive income attributable to redeemable noncontrolling interest	10	(342)	342	—	—	—
Total comprehensive (loss) income		$(14,276)	$1,035	$(13,241)	—	$(13,241)
Notes:

1
Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. The resultant impact was taken to retained earnings as on the Transition Date. As a result, under IFRS, the depreciation charge is lower by $405 in cost of revenue, $58 in selling and marketing expenses and $4 in general and administrative expenses.

2
Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result of the change in discount rates, under IFRS, the Company has recognized additional employee benefit expenses of $12 in cost of revenue.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

3
Under IFRS, the Company amortizes stock compensation expense, relating to share options, which vests in a graded manner on an accelerated basis. Under Previous GAAP, stock compensation expense is recorded on a straight-line basis. Accordingly, due to a change in expense recognition method under IFRS, the Company has recognized lower stock compensation expense of $94 in cost of revenue, $51 in selling and marketing expenses and $305 in general and administrative expenses.

4
Under Previous GAAP, for effective hedges, the premium paid for purchased options is recorded in other comprehensive income. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses are reported under the statement of income. As a result, under IFRS, the Company has recognized foreign exchange gains of $331.

Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue costs have been netted off against the long term debt and amortized to statement of income over the period of the loan. As a result, under IFRS, the Other (income) expenses, net are lower by $333.

5	Certain deferred tax debits (net) amounting to $1,085 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense amounting to debit of $707;
b) tax deficiencies on exercise of options recognized in statement of income amounting to a debit of $559.
c) selective measurement of items of property and equipment at its fair value amounting to a debit of $21; and
d) deferred tax credit amounting to $202 due to a difference in accounting treatment on account of:
i) application of substantially enacted rate amounting to $196; and
ii) time value of purchased option amounting to $6.

6
Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability. As a result, under IFRS, the Company bears all the losses attributable to noncontrolling interest amounting to $274.

7
Under IFRS, the Company has reclassified and presented foreign exchange gain as a separate line item under operating profits. Under Previous GAAP, these transactions were presented under Other (income) expenses, net. Similarly, under IFRS, the mark to market loss of $4,851 on interest rate swap has been reclassified into finance expense from Other (income) expense.

8
Under Previous GAAP the Company recognizes actuarial gains and losses in other comprehensive income and subsequently, accumulated gains and losses over and above the 10% corridor are recognized, systematically over the expected working lives of the employees, as an expense component of net periodic benefit cost. Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses in other comprehensive income and subsequently not to recognize the same in statement of income. As a result, under IFRS, the other comprehensive income with respect to pension adjustment is higher by $202.

9
Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the income statement. As a result, under IFRS, the other comprehensive income with respect to cash flow hedges (net of tax) is higher by $201.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

10
Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

Under IFRS, the Company bears all the changes attributable to redeemable noncontrolling interest. Consequently, the other comprehensive income with respect to noncontrolling interest is higher by $342.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Reconciliation of profits for the three months ended September 30, 2010

	Relevant notes	Amount as per	Effect of	Amount
	for	Previous	transition to	as per		Amount as
	adjustments	GAAP	IFRS	IFRS	Reclassification	per IFRS
Revenue		$154,159	$—	$154,159	$—	$154,159
Cost of revenue	1,2,3,4	120,990	(594)	120,396	—	120,396
Gross profit		33,169	594	33,763	—	33,763
Operating expenses:
Selling and marketing expenses	1,3	6,482	(97)	6,385	—	6,385
General and administrative expenses	1,3	13,172	(187)	12,985	—	12,985
Foreign exchange gains	9	—	—	—	(1,632)	(1,632)
Amortization of intangible assets		7,922	—	7,922	—	7,922
Operating profits		5,593	878	6,471	1,632	8,103
Other (income) expense, net	4,6,9	(1,907)	(326)	(2,233)	2,067	(166)
Finance expense	5,9	1,921	56	1,977	(435)	1,542
Profit before income taxes		5,579	1,148	6,727	—	6,727
Provision for income taxes	7	752	(10)	742	—	742
Profit after tax		4,827	1,158	5,985	—	5,985
Redeemable noncontrolling interest	8	(94)	94	—	—	—

Profit		$4,921	$1,064	$5,985	$—	$5,985

Reconciliation of comprehensive income for the three months ended September 30, 2010

	Relevant notes	Amount as per	Effect of	Amount
	for	Previous	transition to	as per		Amount as
	adjustments	GAAP	IFRS	IFRS	Reclassification	per IFRS
Profit		$4,827	1,158	5,985	$—	$5,985

Other comprehensive income for the period, net of taxes
Pension adjustment	10	81	(12)	69	—	69
Changes in fair value of cash flow hedges	11	(2,458)	(789)	(3,247)	—	(3,247)
Foreign currency translation		9,915	(446)	9,469	—	9,469

Total other comprehensive income (loss), net of taxes		7,538	(1,247)	6,291	—	6,291

Less: Comprehensive income attributable to redeemable noncontrolling interest	12	61	(61)	—	—	—

Total comprehensive income		$12,304	(28)	12,276	$—	$12,276

Notes:

1
Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. The resultant impact was taken to retained earnings as on the Transition Date. As a result, under IFRS, the depreciation charge is lower by $400 in cost of revenue, $51 in selling and marketing expenses and $3 in general and administrative expenses.

2
Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result of the change in discount rates, under IFRS, the employee benefit expenses have reduced by $14 in cost of revenue.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

3
Under IFRS, the Company amortizes stock compensation expense, relating to share options, which vest in a graded manner on an accelerated basis. Under Previous GAAP, stock compensation expense is recorded on a straight-line basis. Accordingly, due to a change in expense recognition method under IFRS, the Company has recognized lower stock compensation expense of $183 in cost of revenue, $46 in selling and marketing expenses and $184 in general and administrative expenses.

4
Under IFRS, the Company has recorded at fair value lease deposits and the resultant difference between the amount paid and fair value is recognized as prepaid rent. As a result of fair valuation, under IFRS, the cost of revenue has increased by $3 on account of the amortization of deferred rent cost on a straight line basis and recorded interest income of $2 based on the effective interest rate method.

5
Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue costs have been netted off against the long term debt and amortized to statement of income over the period of the loan. As a result, under IFRS, the expenses are higher on account of debt issue cost amortization by $56.

6
Under Previous GAAP, for effective hedges, the premium paid for purchased options is recorded in other comprehensive income. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period and the resultant gains or losses are reported under the statement of income. As a result, under IFRS, the Company has recognized foreign exchange gains of $305.

Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issuance cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue costs have been netted off against the long term debt. As a result, under IFRS, the Other (income) expense, net is lower by $42.

The Company recorded revaluation loss on account of payout made in respect of contingent consideration amounting to $23.

7	Certain deferred tax credits (net) amounting to $10 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense amounting to a credit of $127;
b) time value of purchased options amounting to a credit of $1;
c) tax deficiencies on exercise of options recognized in statement of income amounting to a debit of $99; and
d) deferred tax debit amounting to $19 on account of selective measurement of items of property and equipment at their fair value.

8
Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability. As a result, under IFRS, the Company bears all the losses attributable to noncontrolling interest amounting to $94.

9
Under IFRS, the Company has reclassified and presented foreign exchange gain as a separate line item under operating profits. Under Previous GAAP, these transactions were presented under Other (income) expenses, net. Similarly, under IFRS, the mark to market gain of $435 on interest rate swap has been reclassified into finance expense from Other (income) expense, net.

10
Under Previous GAAP the Company recognizes actuarial gains and losses in other comprehensive income and subsequently, accumulated gains and losses over and above the 10% corridor are recognized, systematically over the expected working lives of the employees, as an expense component of net periodic benefit cost. Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses in other comprehensive income and subsequently not to recognize the same in statement of income. As a result, under IFRS, the other comprehensive income with respect to pension adjustment is lower by $12.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

11
Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. As a result, under IFRS, the other comprehensive income with respect to cash flow hedges (net of tax) is lower by $789.

12
Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

Under IFRS, the Company bears all the changes attributable to redeemable noncontrolling interest. Consequently, the other comprehensive income with respect to noncontrolling interest is lower by $61.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Reconciliation of profits for the three months ended December 31, 2010

	Relevant notes	Amount as	Effect of	Amount
	for	per Previous	transition to	as per		Amount as
	adjustments	GAAP	IFRS	IFRS	Reclassification	per IFRS
Revenue		$152,651	$—	$152,651	$—	$152,651
Cost of revenue	1,2,3,4	121,520	(420)	121,100	—	121,100
Gross profit		31,131	420	31,551	—	31,551
Operating expenses:
Selling and marketing expenses	1,3	6,203	(72)	6,131	—	6,131
General and administrative expenses	1,3	13,999	5	14,004	—	14,004
Foreign exchange gains	9	—	—	—	(6,173)	(6,173)
Amortization of intangible assets		7,951	—	7,951	—	7,951
Operating profit		2,978	487	3,465	6,173	9,638
Other (income) expense, net	4,6,9	(5,061)	(2,088)	(7,149)	6,877	(272)
Finance expense	5,9	1,825	59	1,884	(704)	1,180
Profit before income taxes		6,214	2,516	8,730	—	8,730
Provision for income taxes	7	547	(781)	(234)	—	(234)
Profit after tax		5,667	3,297	8,964	—	8,964
Redeemable noncontrolling interest	8	(121)	121	—	—	—

Profit		$5,788	$3,176	$8,964	$—	$8,964

Reconciliation of comprehensive income for the three months ended December 31, 2010

	Relevant notes	Amount as	Effect of	Amount
	for	per Previous	transition to	as per		Amount as
	adjustments	GAAP	IFRS	IFRS	Reclassification	per IFRS
Profit		$5,667	3,297	8,964	—	$8,964

Other comprehensive income for the period, net of taxes
Pension adjustment	10	468	(96)	372	—	372
Changes in fair value of cash flow hedges	11	1,186	(2,677)	(1,491)	—	(1,491)
Foreign currency translation		(869)	66	(803)	—	(803)

Total other comprehensive income (loss), net of taxes		785	(2,707)	(1,922)	—	(1,922)

Less: Comprehensive income attributable to redeemable noncontrolling interest	12	(105)	105	—	—	—

Total comprehensive income		$6,557	485	7,042	—	$7,042

Notes:

1
Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. The resultant impact was taken to retained earnings as on the Transition Date. As a result, under IFRS, the depreciation charge is lower by $394 in cost of revenue, $50 in selling and marketing expenses and $3 in general and administrative expenses.

2
Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result of the change in discount rates, under IFRS, the employee benefit expenses have reduced by $15 in cost of revenue.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

3
Under IFRS, the Company amortizes stock compensation expense, relating to share options, which vest in a graded manner on an accelerated basis. Under Previous GAAP, stock compensation expense is recorded on a straight-line basis. Accordingly, due to the change in expense recognition method under IFRS, the Company has recognized a lower stock compensation expense of $26 in cost of revenue and $22 in selling and marketing expenses and higher stock compensation of $8 in general and administrative expenses.

4
Under IFRS, the Company has recorded at fair value lease deposits and the resultant difference between the amount paid and fair value is recognized as prepaid rent. As a result of fair valuation, under IFRS, the cost of revenue has increased by $15 on account of the amortization of deferred rent cost on a straight line basis and recorded interest income of $10 based on the effective interest rate method.

5
Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue costs have been netted off against the long term debt and amortized to statement of income over the period of the loan. As a result, under IFRS, the expenses are higher on account of debt issue cost amortization by $59.

6
Under Previous GAAP, for effective hedges, the premium paid for purchased options is recorded in other comprehensive income. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period and the resultant gains or losses reported under the statement of income. As a result, under IFRS, the Company has recognized foreign exchange gains of $2,078.

7	Certain deferred tax debits (net) amounting to $781 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense amounting to a credit of $816;
b) time value of purchased option amounting to a credit of $10;
c) tax deficiencies on exercise of options recognized in statement of income amounting to a debit of $27; and
d) deferred tax debit of $18 on account of selective measurement of items of property and equipment at their fair value.

8
Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability. As a result, under IFRS, the Company bears all the losses attributable to noncontrolling interest amounting to $121.

9
Under IFRS, the Company has reclassified and presented foreign exchange gain as a separate line item under operating profits. Under Previous GAAP, these transactions were presented under Other (income) expenses, net. Similarly, under IFRS, the mark to market gain of $704 on interest rate swap has been reclassified into finance expense from Other (income) expense.

10
Under Previous GAAP the Company recognizes actuarial gains and losses in other comprehensive income and subsequently, accumulated gains and losses over and above the 10% corridor are recognized, systematically over the expected working lives of the employees, as an expense component of net periodic benefit cost. Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses in other comprehensive income and subsequently not to recognize the same in statement of income. As a result, under IFRS, the other comprehensive income with respect to pension adjustment is lower by $96.

11
Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses are reported in the statement of income. As a result, under IFRS, the other comprehensive income with respect to cash flow hedges (net of tax) is lower by $2,677.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

12
Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

Under IFRS, the Company bears all the changes attributable to redeemable noncontrolling interest. Consequently, the other comprehensive income with respect to noncontrolling interest is lower by $105.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Reconciliation of profit for the three months ended March 31, 2011

	Relevant	Amount as	Effect of	Amount
	notes for	per Previous	transition	as per		Amount as per
	adjustments	GAAP	to IFRS	IFRS	Reclassification	IFRS
Revenue		$159,477	$—	$159,477	$—	$159,477
Cost of revenue	1,2,3,4	126,110	(325)	125,785	—	125,785
Gross profit		33,367	325	33,692	—	33,692
Operating expenses:
Selling and marketing expenses	1,3	5,938	(55)	5,883	—	5,883
General and administrative expenses	1,3	15,168	99	15,267	—	15,267
Foreign exchange gain	9	—	—	—	(4,284)	(4,284)
Amortization of intangible assets		7,957	—	7,957	—	7,957
Operating profits		4,304	281	4,585	4,284	8,869
Other (income) expense, net	4,6,9	(1,444)	(3,836)	(5,280)	4,768	(512)
Finance expense	5,9	1,580	84	1,664	(484)	1,180
Profit before income taxes		4,168	4,033	8,201	—	8,201
(Benefit) from income taxes	7	(744)	145	(598)	—	(598)
Profit after tax		4,912	3,888	8,799	—	8,799
Redeemable noncontrolling interest	8	(241)	241	—	—	—

Profit		$5,153	$3,647	$8,799	$—	$8,799

Reconciliation of comprehensive income for the three months ended March 31, 2011

	Relevant	Amount as	Effect of	Amount
	notes for	per Previous	transition	as per		Amount as
	adjustments	GAAP	to IFRS	IFRS	Reclassification	per IFRS
Profit		$4,912	$3,888	$8,799	—	$8,799

Other comprehensive income for the period, net of taxes
Pension adjustment	10	428	(185)	243	—	243
Changes in fair value of cash flow hedges	11	(727)	(4,001)	(4,728)	—	(4,728)
Foreign currency translation		3,900	(348)	3,552	—	3,552

Total other comprehensive income (loss), net of taxes		3,601	(4,534)	(933)	—	(933)

Less: Comprehensive income attributable to redeemable noncontrolling interest	12	(247)	247	—	—	—

Total comprehensive income (loss)		$8,760	$(646)	$7,867	$—	$7,867

Notes:

1
Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. As a result, under IFRS, the depreciation charge is lower by $323 in cost of revenue, $47 in selling and marketing expenses and $3 in general and administrative expenses.

2
Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result of the change in discount rates, under IFRS, the employee benefit expense has reduced by $32 in cost of revenue.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

3
Under IFRS, the Company amortizes stock compensation expense, relating to share options which vest in a graded manner on an accelerated basis. Under Previous GAAP, stock compensation expense is recorded on a straight-line basis. Accordingly, due to the change in expense recognition method under IFRS, the Company has recognized a higher stock compensation expense of $17 in cost of revenue and of $100 in general and administrative expenses and lower stock compensation expense of $8 in selling and marketing expenses.

4
Under IFRS, the Company has recorded at fair value deposits and the resultant difference between the amount paid and fair value is recognized as prepaid rent. As a result of the fair valuation, under IFRS, the cost of revenue has increased by $15 on account of the amortization of deferred rent cost on a straight line basis and recorded interest income $10 based on the effective interest rate method.

5
Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue costs have been netted off against the long term debt and amortized to statement of income over the period of the loan. As a result, under IFRS, the expenses are higher on account of debt issue cost amortization by $84.

6
Under Previous GAAP, for effective hedges, the premium paid for purchased options is recorded in other comprehensive income. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period and the resultant gains or losses reported under the statement of income. As a result, under IFRS, the Company has recognized foreign exchange gains of $3,782.

Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issuance cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue costs have been netted off against the long term debt. As a result, under IFRS, the Other (income) expense, net is lower by $43.

7	Certain deferred tax debits (net) amounting to $145 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) application of substantially enacted rate amounting to a debit of $192;
b) time value of purchased option amounting to a debit of $63;
c) tax deficiencies on exercise of options recognized in statement of income amounting to a debit of $53;
d) selective measurement of items of property and equipment at their fair value amounting to a debit of $25; and
e) deferred tax credit amounting to $188 on account of:
i) deferred tax asset created on employee benefits in India amounting to $100; and
ii) accelerated amortization of stock compensation expense amounting to $88.

8
Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability. As a result, under IFRS, the Company bears all the losses attributable to noncontrolling interest amounting to $241.

9
Under IFRS, the Company has reclassified and presented foreign exchange gain as a separate line item under operating profits. Under Previous GAAP, these transactions were presented under Other (income) expenses, net. Similarly, under IFRS, the mark to market loss of $484 on interest rate swap has been reclassified into finance expense from Other (income) expense.

10
Under Previous GAAP the Company recognizes actuarial gains and losses in other comprehensive income and subsequently, accumulated gains and losses over and above the 10% corridor are recognized, systematically over the expected working lives of the employees, as an expense component of net periodic benefit cost. Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses in other comprehensive income and subsequently not to recognize the same in statement of income. As a result, under IFRS, the other comprehensive income with respect to pension adjustment is lower by $185.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

11
Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses are reported in the statement of income. As a result, under IFRS, the other comprehensive income with respect to cash flow hedges (net of tax) is lower by $4,001.

12
Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

Under IFRS, the Company bears all the changes attributable to redeemable noncontrolling interest. Consequently, the other comprehensive income with respect to noncontrolling interest is lower by $247.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Reconciliation of profits for the year ended March 31, 2011

		Amount as
	Relevant	per	Effect of	Amount
	notes for	Previous	transition to	as per		Amount as
	adjustments	GAAP	IFRS	IFRS	Reclassification	per IFRS
Revenue		$616,251	$—	$616,251	$—	$616,251
Cost of revenue	1,2,3,4	491,847	(1,826)	490,021	—	490,021
Gross profit		124,404	1,826	126,230	—	126,230
Operating expenses:
Selling and marketing expenses	1,3	23,787	(333)	23,454	—	23,454
General and administrative expenses	1,3	88,566	(393)	88,173	—	88,173
Foreign exchange gain		—	—	—	(15,123)	(15,123)
Operating profits		12,051	2,552	14,603	15,123	29,726
Other (income) expense, net	4,6,9	(6,106)	(6,914)	(13,020)	11,895	(1,125)
Finance expense	5	8,018	200	8,218	3,228	11,446
Profit before income taxes		10,139	9,266	19,405	—	19,405
Provision for income taxes	7	1,052	440	1,492	—	1,492
Profit after tax		9,087	8,826	17,913	—	17,913
Redeemable noncontrolling interest	8	(730)	730	—	—	—

Profit		$9,817	$8,096	$17,913	$—	$17,913

Reconciliation of comprehensive income for the year ended March 31, 2011

	Relevant	Amount as	Effect of	Amount
	notes for	per Previous	transition to	as per		Amount as
	adjustments	GAAP	IFRS	IFRS	Reclassification	per IFRS
Profit		$9,087	$8,826	$17,913	—	$17,913

Other comprehensive income for the period, net of taxes
Pension adjustment	10	788	(91)	697	—	697
Changes in fair value of cash flow hedges	11	(4,707)	(7,265)	(11,972)	—	(11,972)
Foreign currency translation		7,544	(239)	7,305	—	7,305

Total other comprehensive income (loss), net of taxes		3,625	(7,595)	(3,970)		(3,970)

Less: Comprehensive income attributable to redeemable noncontrolling interest	12	(633)	633	—	—	—

Total comprehensive income		$13,345	$1,231	$13,943	$—	$13,943

Notes:

1
Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. As a result, under IFRS, the depreciation charge is lower by $1,521 in cost of revenue, $205 in selling and marketing expenses and $12 in general and administrative expenses.

2
Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result of the change in discount rates, under IFRS, the employee benefit expense has reduced by $49 in cost of revenue.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

3
Under IFRS, the Company amortizes stock compensation expense, relating to share options which vest in a graded manner on an accelerated basis. Under Previous GAAP, stock compensation expense is recorded on a straight-line basis. Accordingly, due to the change in expense recognition method under IFRS, the Company has recognized lower stock compensation expense of $286 in cost of revenue, $128 in selling and marketing expenses and $381 in general and administrative expenses.

4
Under IFRS, the Company has recorded at fair value lease deposits and the resultant difference between the amount paid and fair value is recognized as prepaid rent difference. As a result of the fair valuation, under IFRS, the cost of revenue has increased by $34 on account of the amortization of deferred rent cost on a straight line basis and recorded interest income $25 based on the effective interest rate method.

5
Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue costs have been netted off against the long term debt and amortized to income statement over the period of the loan. As a result, under IFRS, the expenses are higher on account of debt issue cost amortization by $200.

6
Under Previous GAAP, for effective hedges, the premium paid for purchased options is recorded in other comprehensive income. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period and the resultant gains or losses are reported under the statement of income. As a result, under IFRS, the Company has recognized foreign exchange gains of $6,496.

Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issuance cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue cost has been netted off against the long term debt. As a result, under IFRS, the Other (Income) expenses are lower by $419.

The Company recorded revaluation loss on account of payout made in respect of contingent consideration amounting to $23.

7	Certain deferred tax debit (net) amounting to $739 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) tax deficiencies on exercise of options recognized in statement of income amounting to a debit of $739;
b) selective measurement of items of property and equipment at their fair value amounting to a debit of $84;
c) time value of purchased option amounting to a debit of $44;
d) accelerated amortization of stock compensation expense amounting to a credit of $325;
e) deferred tax asset created on employee benefits in India amounting to a credit of $100; and
f) application of substantially enacted rate amounting to a credit of $2.

8
Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability. As a result, under IFRS, the Company bears all the losses attributable to noncontrolling interest amounting to $730.

9
Under IFRS, the Company has reclassified and presented foreign exchange (gain)/losses as a separate line item under Operating Profits. Under Previous GAAP, these transactions were presented under Other (Income) Expenses, net. Similarly, under IFRS, the mark to market loss of $3,228 on interest rate swap has been reclassified into finance expense from Other (income) expense.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

10
Under Previous GAAP the Company recognizes actuarial gains and losses in other comprehensive income and subsequently, accumulated gains and losses over and above the 10% corridor are recognized, systematically over the expected working lives of the employees, as an expense component of net periodic benefit cost. Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses in other comprehensive income and subsequently not to recognize the same in statement of income. As a result, under IFRS, the other comprehensive income with respect to pension adjustment is lower by $91.

11
Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. As a result, under IFRS, the other comprehensive income with respect to cash flow hedges (net of tax) is lower by $7,265.

12
Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

Under IFRS, the Company bears all the changes attributable to redeemable noncontrolling interest. Consequently, the other comprehensive income with respect to noncontrolling interest is higher by $633.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)
Operating segments
The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure. Accordingly, operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 Operating segments (IFRS 8). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and AHA (“WNS Auto Claims BPO”), which provide automobile claims handling services, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments; “WNS Global BPO” and “WNS Auto Claims BPO”.
The Chief Operating Decision Maker (CODM) has been identified as the Chief Executive Officer (CEO). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.
In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-IFRS measure which is calculated as revenue less payments to repair centers. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue. The Company believes that the presentation of this non-IFRS measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS.

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

	Three months ended June 30, 2010
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments*	Total
Revenue from external customers	$80,005	$69,959	$—	$149,964
Segment revenue	$80,208	$69,959	$(203)	$149,964
Payments to repair centers	—	60,656	—	60,656

Revenue less repair payments	80,208	9,303	(203)	89,308
Depreciation	4,613	265	—	4,878
Other costs	66,858	6,636	(203)	73,291

Segment operating profit	8,737	2,402	—	11,139
Other income, net	(59)	(116)	—	(175)
Finance expense	7,544	—	—	7,544

Segment profit before income taxes	1,252	2,518	—	3,770
Provision for income taxes	1,120	462	—	1,582

Segment profit	132	2,056	—	2,188
Amortization of intangible assets				7,980
Share based compensation expense				43

Loss				(5,835)

Addition to non-current assets	$2,210	$540	$—	$2,750
Total assets, net of elimination	424,762	107,476	—	532,238
Total liabilities, net of elimination	$246,000	$51,897	$—	$297,897

*
Transactions between inter segment represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

The Company’s external revenue by geographic area is as follows:
External Revenue

June 30,
2010
UK	$89,987
North America	35,037
Europe (excluding UK)	23,508
Rest of the World	1,432

Total	$149,964

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

	Three months ended September 30, 2010
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments*	Total
Revenue from external customers	$83,736	$70,423	$—	$154,159
Segment revenue	$83,941	$70,423	$(205)	$154,159
Payments to repair centers	—	61,049	—	61,049

Revenue less repair payments	83,941	9,374	(205)	93,110
Depreciation	4,013	336	—	4,349
Other costs	65,932	6,413	(205)	72,140

Segment operating profit	13,996	2,625	—	16,621
Other income, net	(124)	(42)	—	(166)
Finance expense	1,539	3	—	1,542

Segment profit before income taxes	12,581	2,664	—	15,245
(Benefit) provision for income taxes	39	703	—	742

Segment profit	12,542	1,961	—	14,503
Amortization of intangible assets				7,922
Share based compensation expense				596

Profit				5,985

Addition to non-current assets	$3,216	$813	$—	$4,029
Total assets, net of elimination	412,755	110,384	—	523,139
Total liabilities, net of elimination	$225,232	$50,862	$—	$276,094

*
Transactions between inter segment represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

The Company’s external revenue by geographic area is as follows:
External Revenue

September 30,
2010
UK	$92,906
North America	34,885
Europe (excluding UK)	24,907
Rest of the World	1,461

Total	$154,159

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

	Three months ended December 31, 2010
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments*	Total
Revenue from external customers	$82,591	$70,060	$—	$152,651
Segment revenue	$82,802	$70,060	$(211)	$152,651
Payments to repair centers	—	59,974	—	59,974

Revenue less repair payments	82,802	10,086	(211)	92,677
Depreciation	3,949	345	—	4,294
Other costs	63,088	6,829	(211)	69,706

Segment operating profit	15,765	2,912	—	18,677
Other income, net	(214)	(58)	—	(272)
Finance expense	1,180	—	—	1,180

Segment profit before income taxes	14,799	2,970	—	17,769
(Benefit) provision for income taxes	(853)	619	—	(234)

Segment profit	15,652	2,351	—	18,003
Amortization of intangible assets				7,951
Share based compensation expense				1,088

Profit				8,964

Addition to non-current assets	$3,441	$222	$—	$3,663
Total assets, net of elimination	406,241	123,671	—	529,912
Total liabilities, net of elimination	$211,412	$63,249	$—	$274,661

*
Transactions between inter segment represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

The Company’s external revenue by geographic area is as follows:
External Revenue

December 31,
2010
UK	$93,299
North America	33,092
Europe (excluding UK)	24,564
Rest of the World	1,696

Total	$152,651

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

	Three months ended March 31, 2011
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments*	Total
Revenue from external customers	$85,490	$73,987	$—	$159,477
Segment revenue	$85,696	$73,987	$(206)	$159,477
Payments to repair centers	—	65,171	—	65,171

Revenue less repair payments	85,696	8,816	(206)	94,306
Depreciation	3,728	370	—	4,098
Other costs	64,744	7,353	(206)	71,891

Segment operating profit	17,224	1,093	—	18,317

Other income, net	(446)	(66)	—	(512)
Finance expense	1,180	—	—	1,180

Segment profit before income taxes	16,490	1,159	—	17,649
Benefit for income taxes	(441)	(157)	—	(598)

Segment profit	16,931	1,316	—	18,247
Amortization of intangible assets				7,957
Share based compensation expense				1,491

Profit				8,799

Addition to non-current assets	$4,355	$466	$—	$4,821
Total assets, net of elimination	399,616	122,979	—	522,595
Total liabilities, net of elimination	$198,606	$59,133	$—	$257,739

*
Transactions between inter segment represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

The Company’s external revenue by geographic area is as follows:
External Revenue

March 31,
2011
UK	$98,854
North America	33,757
Europe (excluding UK)	25,094
Rest of the World	1,772

Total	$159,477

WNS (HOLDINGS) LIMITED
(Unaudited, amounts in thousands)

	Year ended March 31, 2011
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments*	Total
Revenue from external customers	$331,822	$284,429	$—	$616,251
Segment revenue	$332,647	$284,429	$(825)	$616,251
Payments to repair centers	—	246,850	—	246,850

Revenue less repair payments	332,647	37,579	(825)	369,401
Depreciation	16,303	1,316	—	17,619
Other costs	260,622	27,231	(825)	287,028

Segment operating profit	55,722	9,032	—	64,754
Other income, net	(843)	(282)	—	(1,125)
Finance expense	11,443	3	—	11,446

Segment profit before income taxes	45,122	9,311	—	54,433

(Benefit) provision for income taxes	(135)	1,627	—	1,492

Segment profit	45,257	7,684	—	52,941
Amortization of intangible assets				31,810
Share based compensation expense				3,218

Profit				17,913

Addition to non-current assets	$13,222	$2,041	$—	$15,263
Total assets, net of elimination	399,616	122,979	—	522,595
Total liabilities, net of elimination	$198,606	$59,133	$—	$257,739

*
Transactions between inter segment represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

The Company’s external revenue by geographic area is as follows:
External Revenue

March 31,
2011
UK	$375,046
North America	136,772
Europe (excluding UK)	98,073
Rest of the World	6,360

Total	$616,251